50
3-11-02



02007443

FQ 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50546

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRENTWORTH & COMPANY, INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3125 ROUTE 10 EAST SUITE 2B
(No. and Street)

DENVILLE	NEW JERSEY	07834
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD A. MILLER (973) 366-5585
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACQUELINE M. DONOHUE, CPA
(Name — *if individual, state last, first, middle name*)

349 PINEBROOK BLVD.	NEW ROCHELLE	NEW YORK	10804
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

FQ 3/18

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK SIMONETTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRENTWORTH & COMPANY, INCORPORATED, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

SHARON M. MILLO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/20/2004

Sworn to and subscribed before me this 26 day of Feb, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jacqueline M. Donohue
CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BLVD.
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 633-5891
jackie2w@yahoo.com

Independent Auditor's Report

Board of Directors
Brentworth & Company, Incorporated

I have audited the accompanying statements of financial condition of Brentworth & Company, Incorporated as of December 31, 2001, and the related statements of income, changes in members' equity, and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brentworth & Company, Incorporated as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Jacqueline Donohue CPA

New Rochelle, New York
February 15, 2002

Brentworth & Company, Incorporated
Statement of Financial Position
As of December 31, 2001

ASSETS		
CURRENT ASSETS		
Cash in bank	$	21,612.00
Prepaid expenses		9,686.00
Due from Clearing Broker		10,562.10
Securities Long		33,276.18
		75,136.28
FIXED ASSETS		
Computer & office equipment		4,610.05
Less: accumulated depreciation		(3,594.00)
		1,016.05
OTHER ASSETS		
Organization Costs		48,901.87
Less: accumulated amortization		(44,939.30)
		3,962.57
Total Assets	$	80,114.90
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Payroll taxes payable	$	10,356.00
Accrued expenses		36,673.92
		47,029.92
STOCKHOLDER'S EQUITY		
Common stock		6,000.00
Retained earnings		27,084.98
		33,084.98
Total Liabilities & Stockholder's Equity	$	80,114.90

See accompanying notes and accountant's report.

Brentworth & Company, Incorporated
Statement of Income
For the Year Ended December 31, 2001

REVENUE		
Commissions	$	289,993.18
Miscellaneous		4,690.69
Interest and dividends		1,668.48
		296,352.35
EXPENSES		
Facility expense		22,620.93
Office expense		14,312.92
News, quotes & market fees		15,176.88
Insurance		7,703.48
Taxes		1,899.51
Clearing expenses		30,340.21
Registration fees		15,176.47
Salaries		44,100.00
Telephone		9,955.69
Other operating expense		10,379.55
Cost of closing New York office		59,615.78
		231,281.42
Net income	$	65,070.93

See accompanying notes and accountant's report.

Brentworth & Company, Incorporated
Statement of Changes In Financial Position
For the Year Ended December 31, 2001

OPERATING ACTIVITIES	
Net Income	$ 65,070.93
Adjustments to reconcile Net Income to net cash provided by operations:	
Depreciation	769.00
Prepaid expenses	4,929.00
Due from clearing broker	11,978.76
Securities long	2,437.43
Payroll taxes	10,356.00
Accrued expenses	(2,023.66)
Other assets	52,828.23
Net cash provided by operating activities	146,345.69
INVESTING ACTIVITIES	
Purchase of office equipment	(1,270.05)
Net cash used by investing activities	(1,270.05)
FINANCING ACTIVITIES	
Return of additional paid in capital	(80,500.00)
Dividends paid	(94,234.30)
Net cash used by financing activities	(174,734.30)
Net decrease in cash	$ (29,658.66)
Cash at beginning of year	51,270.66
Cash at end of year	$ 21,612.00

See accompanying notes and accountant's report.

Brentworth & Company, Incorporated
Statement of Changes In Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional paid in capital	Retained Earnings
Balance at beginning of year	$ 6,000.00	$ 80,500.00	$ 56,248.35
Net Income			65,070.93
Dividends		(80,500.00)	(94,234.30)
Balance at close of year	$ 6,000.00	$ 0.00	$ 27,084.98

See accompanying notes and accountant's report.

Brentworth & Company, Incorporated
Notes to Financial Statements
For the Year Ended December 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES. The Company has a clearing arrangement with Fiserv Securities, Inc. on a fully disclosed basis. The Company's customer accounts are carried on the books of the clearing broker. Commission income from securities transactions are recorded by the Company on a settlement date basis and clearing expenses recorded on a trade date basis. Other miscellaneous income is recorded when received by the Company.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value by the Board of Directors. The resulting difference between cost & market (or fair value) is included in trading gains and losses.

Depreciation is provided on a straight line basis using estimated useful lives of five years.

2. INCOME TAXES. The Company from inception elected to be treated for federal and state income tax purposes as a Sub-chapter S corporation. No corporate income tax is recognized by the corporation and its shareholders' include their pro-rate share of the corporation's taxable income on their individual tax returns.

3. COMMITMENTS AND CONTINGENT LIABILITIES. According to Company management, there are no contingent liabilities, commitments or pending litigation against the Company.

4. RELATED PARTIES. The Company on February 1, 2001 entered into a net operating lease for office space located in Denville, New Jersey with its president and stockholder. The annual amount paid during the year of 2001 was $22,620.93.

5. NET CAPITAL. The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $ 5,000 for 2001, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for broker/dealers. As of December 31, 2001, the Company had net capital of $ 13,328 which was $ 8,328 in excess of its 2001 net capital requirement of $5,000.

6. CONCENTRATIONS OF CREDIT RISK. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Jacqueline M. Donohue
CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BLVD.
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 633-5891
jackie2w@yahoo.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Brentworth & Company, Incorporated

I have audited the accompanying financial statements of Brentworth & Company, Incorporated as of and for the year ended December 31, 2001, and have issued my report thereon dated February 15, 2002. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacqueline M Donohue, CPA

New Rochelle, New York
February 15, 2002

SCHEDULE I

BRENTWORTH & COMPANY, INCORPORATED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL

Total stockholders' equity	$	33,084.98
Deduction for non-allowable assets		(14,664.62)
Net capital before haircuts on securities positions		18,420.36
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
A. Money market fund		(377.36)
B. State & municipal government obligations		.00
C. Stocks		(2,981.00)
D. Undue concentrations		(1,734.00)
Net Capital	$	13,328.00

AGGREGATE INDEBTEDNESS

Items include in statement of financial position:		
Accrued expenses	$	36,673.92
Payroll taxes payable		10,356.00
Total aggregate indebtedness	$	47,029.92

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000.00
Excess net capital at 1500%	$	8,328.00
Excess net capital at 1000%	$	8,626.00
Ratio: Aggregate indebtedness to net capital		353.0 %

SCHEDULE I (Continued)

BRENTWORTH & COMPANY, INCORPORATED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net Capital as reported in Company's Part IIA (Unaudited) FOCUS report	$ 13,329.00
Net audit adjustments	(1.00)
Net capital per above	$ 13,328.00

SCHEDULE II & III

The Company claims an exemption from SEC Rule (Rule 15c3-3(2)(B). All customer transactions are cleared through Fiserv Securities, Inc. on a fully disclosed basis. Therefore, the reporting requirements of these schedules have been omitted.

SCHEDULE IV

The Company is prohibited by the NASD Regulations, Inc. from engaging in commodity transactions. Therefore, the reporting requirements of this schedule has been omitted.

Jacqueline M. Donohue
CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BLVD.
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 633-5891
jackie2w@yahoo.com

Board of Directors
Brentworth & Company, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Brentworth & Company, Inc. (the Company), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulations, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in

their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jacqueline M Donohue, CPA

New Rochelle, New York
February 15, 2002